

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 25, 2011

Josh Morita, Chief Executive Officer
RPM Dental, Inc.
3285 Blazer Parkway, Suite 200
Lexington, Kentucky 40509

> **Re:** **RPM Dental, Inc.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed February 1, 2011**
> **File No. 333-168895**

Dear Mr. Morita:

We have reviewed the above-referenced filing and the related response letter dated January 31, 2011 and have the following comments. If indicated, we think you should revise your document in response to these comments. After reviewing this information, we may raise additional comments. Unless otherwise noted, where a prior comment is referred to, it refers to our letter dated January 7, 2011.

General

1.   Please update your financial statements through December 31, 2010. Refer to Rule 8-08 of Regulation S-X.

Financial Statements – December 31, 2009

Balance Sheet, page F-2

2.   We refer to your letter dated December 21, 2010 in which you indicated, in response to our prior comment number 4, that stockholders' deficit was revised to stockholders' equity. We note that in your S-1/A#3, you have revised this line item back to stockholders' deficit, although it continues to appear that you have a positive balance. Please advise or revise accordingly.

Notes to the Financial Statements

Note 1 – Summary of Significant Accounting Policies

Revenue Recognition, page F-6

3.   We have reviewed your revised revenue recognition policy in response to our prior comment number 1. Your recognition of the one-time setup fee when received remains

unclear to us. It is unclear how you determined that the services provided upfront have stand alone value. In this regard, please explain how you determined that absent a customer's involvement under the monthly maintenance services, why would a customer pay the non-refundable "setup fee." Further, your disclosure that, "the services provided have stand alone value as discussed in SAB Topic 13Af, question 1" is also unclear to us. That is, this guidance identifies non-refundable upfront fees and provides examples when the up-front fee rarely provides value to the customer on a standalone basis. Please advise. Provide us with your analysis, including the relevant guidance, that you determined that these set-up services provide value to your customer on a standalone basis.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Period Ended December 31, 2009, page 13

4.   We note your revised disclosures in response to our prior comment number 4. It is unclear to us why the software maintenance fees of $2,842 continue to be recorded as general and administrative expenses rather than cost of revenue. In this regard, we note that the software monthly maintenance fees relate to the databases that generate revenue. In addition, we note you disclose under the three months ended September 30, 2010 and 2009 on page 13, that these software monthly maintenance fees are included in costs of revenue.

Liquidity, page 14

5.   We note your revised disclosures in response to our prior comment number 5. It is unclear to us how this disclosure responds to our comment. We repeat our prior comment to provide a discussion and analysis of cash flows. Refer to Item 303(a)(1) and (2) of Regulation S-K and Section IV.B of SEC Release 33-8350. This discussion should include each period presented in your financial statements.

You may contact Ryan Rohn, Staff Accountant, at (202) 551-3739 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Ryan Houseal, Attorney-Advisor, at (202) 551-3105 or, in his absence, me at (202) 551-3735 with any other questions.

Sincerely,

/s/ Barbara C. Jacobs

Barbara C. Jacobs
Assistant Director

cc: <u>Via Facsimile (732) 577-1188</u>
        Gregg E. Jaclin, Esq.
        Anslow & Jaclin, LLP